FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 001-31586

Minefinders Corporation Ltd.
(Translation of registrant’s name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

Date: February 19, 2008	/s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd.

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

February 14, 2008

Item 3.	News Release

The News Release dated February 14, 2008 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through Marketwire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

Minefinders Corporation Ltd. today reported an updated economic forecast and independently prepared reserve estimate for its Dolores gold and silver mine in Chihuahua, Mexico.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 14th day of February, 2008.

SCHEDULE “A”

MINEFINDERS

CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	www.minefinders.com

N E W S R E L E A S E

MINEFINDERS UPDATES DOLORES MINE ECONOMICS AND RESERVES

February 14, 2008 – Vancouver, British Columbia - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) today reported an updated economic forecast and independently prepared reserve estimate for its Dolores gold and silver mine in Chihuahua, Mexico.

“Perhaps the most important finding of the new study, given the global environment of cost escalation, is that the economics for the Dolores Mine remain robust,” said Mark Bailey, Minefinders’ President and CEO. “Looking ahead, there is significant upside potential from optimization efforts currently underway, with results expected later this year.”

Update Highlights (all dollar amounts are in US$)

•

Proven and probable reserves have increased 37% from the February 2006 Dolores feasibility study (the “2006 feasibility study”) to 99.3 million tonnes containing 2.44 million ounces of gold and 126.64 million ounces of silver, increases of 24.8% and 22.1% respectively;

•	Life of mine production has increased to 1,765,606 ounces of gold and 64,354,508 ounces of silver or 3,005,027 ounces of gold and gold-equivalent silver (“gold equivalent ounces”) at base case prices;

•	Life of mine average cash operating costs are estimated at $297 per gold equivalent ounce and $32 per gold ounce, net of silver by-product credits;

•

Pre-tax internal rate of return (“IRR”) is estimated at 26%, with a pre-tax net present value (“NPV”) of $831 million discounted at 0% and a pre-tax NPV of $563 million discounted at 3%, inclusive of capital expenditures to date; and

•

Initial capital costs, including a $10 million contingency, of $192 million, of which $141 million has been spent as at December 31, 2007. Sustaining capital costs are estimated at $50 million with net cash flow from operations of $1.1 billion over the life of the mine.

An independently prepared report, compliant with Canada’s National Instrument 43-101 (“NI 43-101”) standard for mineral disclosure, will be filed on SEDAR shortly, providing details of the updated reserve and economic model.

Dolores Mine Economics Update

Base case metal price assumptions of $675 per ounce gold and $13 per ounce silver were used in the economic analysis, with $600 gold and $10 silver used to define the reserve. Net present values and internal rates of return using base case and approximate spot prices for gold and silver are as follows:

	Base Case	Spot Case
Gold	$675 per ounce	$900 per ounce
Silver	$13.00 per ounce	$17.00 per ounce

NPV 0% discount – pre-tax(1)	$831 million	$1.5 billion
NPV 3% discount – pre-tax(1)	$563 million	$1.0 billion
IRR – pre-tax(1)	26%	43%

(1)Inclusive of $141 million in capital expenditures to December 31, 2007.

The following table provides a comparison of the updated Dolores Mine production and economics to the 2006 feasibility study:

	Dolores Mine Update	2006 Feasibility Study
Mine life	15.5 years	12 years

Production(1):
Gold	1.77 million ounces	1.44 million ounces
Silver	64.35 million ounces	53.2 million ounces
Gold Equivalent	3.0 million ounces (52:1 Ag:Au)	2.29 million ounces (63:1 Ag:Au)

Average strip ratio	3.7 waste tonnes to 1 ore tonne	3.7 waste tonnes to 1 ore tonne

Life of mine average cash cost per ounce(2):
Gold equivalent	$297 per ounce	$228 per ounce
Gold (silver by-product)	$32 per ounce	$85 per ounce

Initial capital costs(3)	$192 million	$132 million
Sustaining capital costs	$50 million	$29 million

Base case returns:
Pre-tax IRR	26%	28.9%
Pre-tax NPV 0% discount	$831 million	$389 million
Pre-tax NPV 3% discount	$563 million	$285 million

(1)Inclusive of incidental production during the commissioning stage.

(2)Excluding royalties of 3.25% on gold ounces produced and 2% on silver ounces produced. Cash operating costs net of revenue from silver production are applied to gold ounces produced in estimating cash cost per ounce of gold net of silver by-product.

(3) Including contingency of $10 million and $5.7 million, respectively.

The updated Dolores Mine economics are based on a comprehensive study incorporating current costs and an updated production schedule for an open pit operation lasting over 15 years. While estimated costs have increased from those in the 2006 feasibility study, economics for the

Dolores Mine remain robust. Operating cost escalations having the most significant impact to the mine economics include higher local wage rates, diesel, reagent, and explosives costs. Additional significant cost increases above those in the 2006 feasibility study include costs for equipment maintenance and parts, community relations, security and camp operations.

Capital cost estimates have been updated to reflect the increase in ore tonnes processed over the mine life, which require additional leach pad space, haul trucks and other equipment, and the cost to complete construction. Increased costs associated with immediate and ongoing improvements in the housing, medical and school infrastructure for the new community of Dolores are also included in the revised estimates. Initial capital expenditures of $141 million have been incurred to December 31, 2007. Remaining initial capital expenditures are estimated at $51 million, which includes a $10 million contingency. Life of mine sustaining capital is estimated at $50 million.

Dolores Reserves Update

The updated reserve estimation was prepared by Gustavson Associates of Denver, Colorado (“Gustavson”). It is the first independent estimation of reserves at Dolores since the 2006 feasibility study. An audit by Gustavson of the reserve estimation is in progress and will be reported when completed in an NI 43-101 technical report to be filed on SEDAR.

Consistent with the previously reported internally prepared reserve update (see news release dated July 25, 2006 and SEDAR filings for NI 43-101 technical reports), when adjusted for stockpiled material, the open-pit, reserve base at the Dolores Mine has increased to 2.44 million ounces of gold and 126.64 million ounces of silver, or 4.55 million gold equivalent ounces - an increase of 24.8% in contained gold reserve and an increase of 22.1% in contained silver reserve from the 2006 feasibility study.

The new reserves are contained in 99.3 million tonnes of proven and probable ore having an average grade of 0.77 grams per tonne (“gpt”) gold and 39.67 gpt silver and using economic gold equivalent cut-off grades ranging from 0.26 gpt to 0.37 gpt for the various ore types.

Dolores Mine - Proven and Probable Reserve Estimate - February, 2008

Reserves(1)(2)	Tonnes (000s)	Gold Grade (gpt)	Gold Ounces Contained	Silver Grade (gpt)	Silver Ounces Contained	AuEq Grade (gpt)(3)	AuEq Ounces Contained(3)
Proven	56,629	0.80	1,453,946	40.32	73,415,147	1.47	2,677,532
Probable	42,675	0.72	989,713	38.80	53,229,746	1.37	1,876,875
Proven & Probable	99,305	0.77	2,443,659	39.67	126,644,893	1.43	4,554,407

(1)

Proven and probable reserves have been estimated as of December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004. Gustavson has prepared these estimates. William J. Crowl of Gustavson is the “Qualified Person” as defined in NI 43-101 for this mineral reserve statement. Some numbers may not sum due to rounding.

(2)	Using $600 per ounce gold; $10.00 per ounce silver.
(3)	Gold equivalent ounces (“AuEq”) are based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

The block model bench height and selective mining unit size were increased to match current mining practice and the mine equipment fleet, resulting in increased dilution from the 2006 feasibility study. Analysis of dilution will continue during production ramp-up.

Due to the higher assumed metal prices, ore tonnes with lower average recovery rates have been added to the life of mine production. These additional tonnes have decreased average recoveries slightly compared with the 2006 feasibility study; 72.25% from 74% for gold and 50.8% from 51% for silver.

Gustavson’s work is based on the previously audited resource model reported by the Company in a news release dated June 12, 2007 and an NI 43-101 technical report filed on SEDAR July 27, 2007. The total measured and indicated resources used for estimation of the mineral reserves at Dolores incorporates data from all drilling up through the end of 2006. The resources are currently estimated at 3.1 million ounces of gold and 148.7 million ounces of silver.

An additional 661,000 ounces of gold and 27.5 million ounces of silver, contained in 30.3 million tonnes (at average grades of 0.677 gpt gold and 28.2 gpt silver), are classified as “inferred resources”.

Dolores Upside Potential

The Company is undertaking a feasibility study in 2008 to assess the economic viability of adding a flotation mill, which would enhance recoveries from high-grade ore in the open pit, process additional underground ore and increase annual production capacity. Previous flotation mill test work showed recoveries from sulphide ores of 90-92% for gold and 90% for silver.

The open-pit mine plan and updated Dolores Mine economics do not take into account significant high-grade gold and silver mineralization that lies below and up to one kilometer peripheral to the proposed pit or increased gold and silver production that would result from processing high grade open pit ore through a mill. The completion of the mill feasibility study and evaluation of underground development are examples of the optimization efforts that will continue beyond the start of production from the Dolores open pit mine.

Construction Update

Construction at Dolores is substantially complete. Local residents have begun relocating to the new village and the village medical facilities will be turned over to government authorities within a week, marking the first time Dolores residents will have local access to health and medical assistance.

Initial commissioning of the primary crusher is expected at the end of the month. Commissioning of the tertiary crushers is expected in March with initial loading of the leach pad now expected in late March or early April. “While the delays in commissioning at Dolores have been frustrating for the Company, we believe it is prudent to be thorough in our construction to ensure success when we commence production” stated Mr. Bailey.

Qualified Person

Mark Bailey MSc., P.Geo., is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company. The Company is in the final stages of building the multi-million ounce Dolores gold and silver mine in Mexico. The mine is expected to have a 15-year life as an open pit mine with additional potential as a high-grade underground mine in the future. The Company continues its exploration efforts on several other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the timing of the commencement and completion of the construction of, and the commencement of production from, the Dolores mine, the anticipated costs related to the Dolores mine, the adequacy of the capital and anticipated expenditures for working capital and exploration, and other statements that are based on the estimates, projections and expectations of management are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the regulatory authorities in Canada and the United States. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com